Filed by PFSweb, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: eCOST.com, Inc.
Commission File Number: 000-50887

PFSweb, eCost to merge in all-stock deal
November 10, 2005
NEW YORK (AP) — PFSweb Inc., a provider of business call centers and product processing, and discount Internet retailer eCost.com Inc. said Thursday that they have tentatively agreed to merge in a stock trade that will make eCost a unit of PFSweb.
The deal — a one-for-one trade of eCost shares for PFSweb stock — discounts eCost’s shares about 9 percent, based on the companies’ closing prices on the Nasdaq. Once a trading halt on both issues was lifted, PFSweb shares jumped 7.6 percent to $1.70, while eCost dropped 8.1 percent to $1.60.
Plano, Texas-based PFS said the combination will expand its avenues for product distribution and provide eCost with support services for its online sales.
The companies said their combined revenue for the 12 months ended Sept. 30 was $528 million. ECost’s revenue during that period totaled $192.4 million.
ECost, Torrance, Calif., sells electronics, housewares and travel packages. The retailer completed its spinoff from former parent PC Mall Inc. in April.
The transaction still must be approved by the boards and shareholders of both companies.

PFSweb announces merger plan
The Dallas Morning News
By Crayton Harrison
Thursday, November 10, 2005
Plano company PFSweb Inc. announced a merger plan Thursday that significantly shifts its strategy.
PFSweb has agreed to buy discount online retailer eCost.com Inc. in a stock transaction valued at more than $29 million. PFSweb, which helps other companies fulfill Internet and catalog orders, will now take orders from consumers itself.
The merger still must undergo the scrutiny of lawyers and be approved by shareholders of both companies.
PFSweb, a spin-off of now-defunct office supplies distributor Daisytek International Inc., was one of the few survivors of the dot-com crash. It made its first quarterly profit in 2003, but the start-up costs of new contracts and other investments have kept the company from making a consistent profit.
By owning eCost, PFSweb would have a steadier stream of revenue than it does in its services business, which depends on how consistently the company can sign contracts. ECost would also take advantage of some of PFSweb’s resources, such as its customer service operations, that might otherwise not be used to capacity, said PFSweb chief executive Mark Layton.
“We want to take greater advantage of the scale and potential we have in the infrastructure we’ve got here,” Mr. Layton said.
Shares of California-based eCost.com have fallen about 74 percent since former parent PC Mall Inc. sold off its remaining stake in the company in April. It has struggled to control costs on its own.
ECost.com had a loss last year of $1.2 million on sales of $178 million.
ECost.com executives weren’t immediately available for comment Thursday. The company’s shares were even at $1.71 near the end of Thursday’s trading session.
PFSweb shares were at $1.58, down 9 cents.

PFSweb, eCost planning agree to merger deal
Dallas Business Journal
November 11, 2005
PFSweb and discount Internet retailer eCost.com on Thursday said they have struck a merger deal that will make eCost.com a subsidiary of PFSweb.
Plano-based PFSweb (Nasdaq: PFSW), a business process outsourcing company, said it will issue to eCost.com shareholders one PFSweb share for every outstanding share of eCost.com in a tax-free, all-stock transaction.
The companies said their combined revenue for the year ending Sept. 30 was $528 million, with eCost.com reporting $192.4 million in revenue. PFSweb on Thursday reported third-quarter 2005 revenue of $81.5 million, compared to $77 million in the same period last year, an increase of 6 percent. The company posted a loss for the quarter of 453,000 versus net income of $420,000 in the same period last year.
The companies did not say when they expect the deal to close. The deal must be approved by the companies’’ boards and shareholders.
Torrance, Calif.-based eCost.com (Nasdaq: ECST) markets more than 100,000 different products from manufacturers such as Apple, Sony, Toshiba, HP and others.

PFSweb To Issue 1 PFSweb Shr For Each Ecost.com Shr
Dow Jones Newswires
November 10, 2005
PLANO, Texas (Dow Jones)—PFSWeb Inc. (PFSW) signed a letter of intent to buy Ecost.com Inc. (ECST) in a stock swap deal that values the online retailer at a 9% discount based on the companies’ closing Thursday prices.
At the same time, PFSweb reported that it swung to a third-quarter loss due to relocation costs, as Ecost.com posted a wider loss for the same period.
In a press release Thursday, the companies said PFSweb agreed to issue one share for each share of the Ecost.com, based in Torrance, Calif. Ecost.com will operate as a wholly owned unit of PFSweb if the transaction is completed.
PFSWeb’s stock closed the regular session at $1.58, down 9 cents, or 5.4%. Ecost.com’s shares closed at $1.74, up 3 cents, or 1.8%. Shares of both company previously were halted for trading and have since resumed.
PFSweb expects to expand its product distribution platform through the acquisition. It also expects to provide logistics and fulfillment services for Ecost’s retail sales. The merged company would have combined revenue of $528 million for the trailing 12 months ended Sept. 30.
Ecost said PFSweb’s distribution and fulfillment services, plus information technology capabilities, offer Ecost a solid platform to significantly improve its Web commerce platform and increase customer service.
The transaction is subject to due diligence, execution of a definitive agreement, shareholder approvals from both companies and completion of other customary conditions.
PFSweb reported a third-quarter loss of $453,000, or 2 cents a share. A year earlier, it had net income of $420,000, or 2 cents a share.
Loss for the latest quarter includes costs of about $1.2 million for the relocation of two distribution plants in Southaven, Miss. Excluding items, the company earned about $700,000, or 3 cents a share.
Third-quarter net revenue climbed 5.8% to $81.5 million from $77 million a year earlier. Growth reflects increases in service fee and product sales.
(continued)

PFSweb continues to project 2005 earnings of 2 cents to 5 cents a share before relocation-related costs of 6 cents a share. It expects a bottom-line loss of a penny to 4 cents a share including items. The company reported 2004 net income of $226 million, or 1 cent a share.
PFSweb also backed its 2005 growth forecast of 30% to 40% for service fee revenue. The outlook implies a range of $54.7 million to $58.9 million, based on 2004 service fee revenue of $42.1 million.
Separately, Ecost.com said its third-quarter losses widened to $2.31 million, or 13 cents a share, from $892,000, or 6 cents a share. The latest period includes a severance charge of $147,000.
The wider loss reflects a 12% decrease in net sales to $38.2 million from $43.4 million a year earlier.
Ecost said its number of new customers declined to 56,668 from 88,147 during the latest third quarter. The number of orders received during the period fell to 102,022 from 140,468 a year earlier. However, its average order size rose to $389 from $320.
The company expects its fourth-quarter loss will come in narrower than third-quarter levels. The company posted a loss of $300,000, or 2 cents a share, for the final quarter of 2004.
Ecost also anticipates profit for 2006. The company posted a loss of $1.21 million, or 8 cents a share, for 2004.
Ecost.com Inc. — Torrance, Calif.
3rd Quar Sept. 30:

	2005	2004
Sales	$38,186,000	$43,397,000
Net income	a(2,309,000)	(892,000)
Avg shrs	17,738,000	15,155,000
Shr earns
Net income	a (.13)	(.06)
Figures in parentheses are losses.
a. Includes a severance charge of $147,000.

PFSweb, Inc. — Plano, Texas
3rd Quar Sept. 30:

	2005	2004
Revenue	$81,492,000	$77,017,000
Net income	a (453,000)	420,000
Avg shrs	22,488,000	23,071,000
Shr earns
Net income	a (.02)	.02
Figures in parentheses are losses.
(a) Includes costs of about $1.2 million for the relocation of two distribution plants in Southaven, Miss. Excluding items, the company earned about $700,000, or 3 cents a share.

PFSweb signs letter of intent to merge with eCost.com
Friday, November 11, 2005
PFSweb Inc., a global provider of fulfillment and other services to online retailers, and ECost.com, a leading online discount retailer, have signed a non-binding letter of intent to merge.
Under terms of the proposed merger, PFSweb will issue to eCost.com shareholders one PFSweb common share for each outstanding share of eCost.com in a tax-free, share-for-share transaction. ECost.com—which spun off from PC Mall in April—will become a wholly owned subsidiary of PFSweb.
For the 12 months ending Sept. 30, eCost.com reported revenue of $192.4 million. PFSweb’s and eCost.com’s combined revenue for that period is $528 million.
PFSweb warehouses, manages and fulfills more than $1.6 billion annually in merchandise and transactions from distribution facilities worldwide. ECost.com, formerly part of PC Mall Inc., is a multi-category online discount retailer of new, closeout and refurbished products, offering more than 100,000 brand name products including computer hardware and software, home electronics, digital imaging, jewelry, housewares, DVDs, and video games.
“The combination of eCost’s 1.3 million total customers, broad product offering, merchandising, and direct marketing expertise with PFSweb’s advanced distribution and fulfillment engine and IT capabilities will bring together the core strengths of both organizations,” said Mark Layton, PFSweb CEO.

PFSweb, eCOST.com merge
Memphis Business Journal
November 30, 2005
PFSweb Inc. and eCOST.com have signed a definitive merger agreement.
The boards of directors of the two companies unanimously approved the merger transaction.
Tuesday’s merger announcement comes three weeks after Plano, Texas-based PFSweb
(NASDAQ: PFSW), a provider of integrated business process outsourcing solutions, announced the terms of a proposed merger with eCOST (NASDAQ: ECST), an online discount retailer.
Under the terms of the merger, PFSweb will issue to eCOST’s shareholders one PFSweb common share for each outstanding share of eCOST in a tax-free, share-for-share transaction. As a result, eCOST will become a wholly owned subsidiary of PFSweb, but will maintain its headquarters in Torrance, Calif.
The merger is expected to close in the first quarter of 2006, after which eCOST shares will not be traded on NASDAQ. The deal is still contingent upon approval of the companies’ stockholders.
Combined revenues of both companies for the year ended Sept. 30, 2005 were $528 million. In the third quarter of 2005, PFSweb Inc. saw a net loss of $453,000, compared to a net income of $420,000 in the same period last year.
“We believe the combined company can generate significant cost savings of approximately $4 million-$5 million per year,” said Mark Layton, CEO of PFSweb, in a statement.
PFSweb is a global provider of integrated business process outsourcing solutions, including third-party logistics, call center support and e-commerce services. PFSweb manages and fulfills transactions from two distribution facilities in the Memphis area — the 435,000-square-foot facility in Southaven, Miss., which began operations in January, and the 1 million-square-foot distribution center in Memphis. PFSweb also owns distribution centers in Grapevine, Texas; Toronto, Canada; and Liege, Belgium.

Reuters
Tue Nov 29, 2005 6:39 PM ET
SAN FRANCISCO, Nov 29 (Reuters) — Internet commerce company PFSweb Inc. <PFSW.O> said on Tuesday that its previously announced planned acquisition of eCOST.com <ECST.O> should yield annual savings of about $4 million to $5 million.
PFSweb said that under the terms of a definitive merger agreement, eCOST will be a wholly owned subsidiary of PFSweb, operating under the eCOST.com name and maintaining its headquarters in Torrance, California.
eCOST.com sells close-out items and refurbished products online and PFSweb helps companies buy and sell goods online.
PFSweb said it will issue to eCOST.com shareholders one PFSweb common share for each share outstanding of eCOST.com in a tax-free, share-for-share transaction.
The companies said in a statement that the merger transaction should be completed in the first quarter of 2006.